Stephen Gould
August 18 ·

Thank you all for your support of Golden Moon Distillery and Speakeasy over the years!
The Golden Moon Distillery team have been preparing to raise capital from our friends and supporters on the investment platform WeFunder,com.
We are planning on publicly launching this capital raise next week.
Before we do, we would love your (our friends and connections) feedback on our raise ... and we'd love you to consider investing as well.
For those that want to invest early, we've included a 10% discount for the first $100,000 of the raise.
We've structured this raise so that you can easily invest as little as $250 or a lot, and we've included a variety of perks at various investment levels as well.
Our raise is currently in the "testing the waters" mode while we finalize our paperwork and SEC filings, so if you choose to invest, you'll only be making a reservation at this time - not actually investing yet. Once we complete our SEC filing in the coming weeks, you'll be able to make your investment.
We've decided to raise funds on WeFunder to accelerate our growth and share the upside of our success with the people who know us best - our family, friends and customers. You are our foundation. So we're inviting you to become an actual stockholder in the company.
Why invest?

- We've spent years developing our whiskies and spirits.
- We've spent years "beta testing" our products by putting them out in markets across the country, plus markets in Europe and Asia to prove that they will sell.
- We've built a world class production facility, giving us the production capacity to grow exponentially.
- We've fielded sales teams in Colorado and proven that with feet on the street our sales will grow exponentially (70+% in 2020 during COVID, and on track to exceed that in 2021).
- Now we need the resources to field sales teams in our other key markets, and to support them with sales programing, marketing and PR.

Now, we're offering YOU the chance to become a part of our story ... to help us grow.
For more information on our offering please go to:
https://wefunder.com/goldenmoondistillery/buzz

#craftdistillery #whiskeylover #irishwhiskey #singlemalt #americansinglemaltwhiskey #colorado #whiskey #distillery #WeFunder



#craftdistillery #whiskeylover #irishwhiskey #singlemalt #americansinglemaltwhiskey #colorado #whiskey #distillery #WeFunder


WE ARE GROWING!
INVEST EARLY IN GOLDEN MOON DISTILLERY
AND GROW WITH US !
GOLDEN MOON DISTILLERY
LEARN MORE
American Distilling Institute
The Voice of Craft Distilling
2019 Distillery of the Year
GOLDEN MOON DISTILLERY

Golden Moon Speak

Published by Social Marketing · August 11 ·

Unique Investment Opportunity! Learn about investing in Golden Moon Distillery - This award winning distillery is know worldwide and was named the 2019 Distillery of the Year. This Colorado company anchored in Golden is looking for investors as we plan to quadruple sales.

*We are testing the waters to evaluate investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind


WE ARE GROWING!
INVEST EARLY IN
GOLDEN MOON DISTILLERY
AND GROW WITH US !
GOLDEN MOON
GIN
45
LEARN MORE
American Distilling Institute
The Voice of Craft Distilling
2019 Distillery of the Year
GOLDEN MOON DISTILLERY

Golden Moon Speak

Published by Social Marketing · August 11 ·

Unique Investment Opportunity! Learn about investing in Golden Moon Distillery - This award winning distillery is know worldwide and was named the 2019 Distillery of the Year. This Colorado company anchored in Golden is looking for investors as we plan to quadruple sales.

*We are testing the waters to evaluate investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind


WE ARE GROWING!
INVEST EARLY IN
GOLDEN MOON DISTILLERY
AND GROW WITH US !
LEARN MORE
American Distilling Institute
2019 Distillery of the Year

Stephen Gould
August 18 ·

Thank you all for your support of Golden Moon Distillery and Speakeasy over the years!
The Golden Moon Distillery team have been preparing to raise capital from our friends and supporters on the investment platform WeFunder,com.
We are planning on publicly launching this capital raise next week.
Before we do, we would love your (our friends and connections) feedback on our raise ... and we'd love you to consider investing as well.
For those that want to invest early, we've included a 10% discount for the first $100,000 of the raise.
We've structured this raise so that you can easily invest as little as $250 or a lot, and we've included a variety of perks at various investment levels as well.
Our raise is currently in the "testing the waters" mode while we finalize our paperwork and SEC filings, so if you choose to invest, you'll only be making a reservation at this time - not actually investing yet. Once we complete our SEC filing in the coming weeks, you'll be able to make your investment.
We've decided to raise funds on WeFunder to accelerate our growth and share the upside of our success with the people who know us best - our family, friends and customers. You are our foundation. So we're inviting you to become an actual stockholder in the company.
Why invest?

- We've spent years developing our whiskies and spirits.
- We've spent years "beta testing" our products by putting them out in markets across the country, plus markets in Europe and Asia to prove that they will sell.
- We've built a world class production facility, giving us the production capacity to grow exponentially.
- We've fielded sales teams in Colorado and proven that with feet on the street our sales will grow exponentially (70+% in 2020 during COVID, and on track to exceed that in 2021).
- Now we need the resources to field sales teams in our other key markets, and to support them with sales programing, marketing and PR.

Now, we're offering YOU the chance to become a part of our story ... to help us grow.
For more information on our offering please go to:
https://wefunder.com/goldenmoondistillery/buzz

#craftdistillery #whiskeylover #irishwhiskey #singlemalt #americansinglemaltwhiskey #colorado #whiskey #distillery #WeFunder


WE ARE GROWING!
INVEST EARLY IN GOLDEN MOON DISTILLERY
AND GROW WITH US !
GOLDEN MOON DISTILLERY
LEARN MORE
American Distilling Institute
The Voice of Craft Distilling
2019 Distillery of the Year
GOLDEN MOON DISTILLERY

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.